

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2010

George Carpenter
Chief Executive Officer
CNS Response, Inc.
85 Enterprise, Suite 410
Aliso Viejo, CA 92656

      **RE:**    **CNS Response, Inc.**
              **Amendment to Form S-1**
              **Filed July 6, 2010**
              **File No. 333-164613**

Dear Mr. Carpenter:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1.     We note your revised fee table, which appears to reflect part of the total amount of shares covered by this registration statement. Please revise the table to present the information for the total number of securities. A footnote can provide additional information with respect to the additional shares. In this regard, we note that the total number of securities referenced in footnote three to the table, approximately 47 million, does not agree to the amount on the cover page, 65,879,838. Please revise or advise.

General

2.      We note your response to prior comment one from our letter dated March 1, 2010.  Please revise your disclosure under Principal and Selling Security Holders and Plan of Distribution to describe the material terms of each agreement by which the selling security holders acquired their shares and describe the terms of any conversion or exercise features of all convertible securities.  This should include the conversion or exercise price, reset features, and cashless exercise provisions.  Currently it is difficult to identify much of this information because you appear to rely on the exhibit itself for such disclosure.

3.      With a view to disclosure, advise us of the events and circumstances that gave rise to the changes, as indicated in the fee table, in the number of common stock and common stock issuable upon exercise of warrants.  We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,


John Reynolds
Assistant Director


Cc:     Jonathan Friedman
Fax:    818.444.6314